May 24, 2011

Via EDGAR

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Chanda DeLong, Esq.

Re:

Environmental Solutions Worldwide, Inc. (the “Company”)

Registration Statement on Form S-1 (the “Form S-1”)

Filed: May 20, 2011

File No. 333-174388

Dear Ms. DeLong:

On behalf of the Company, we are hereby transmitting this RW request concerning the Form S-1 filed on May 20, 2011.  The Form S-1, which is an amendment to the Form S-3 filed by the Company on May 10, 2011 (No. 333-174091), was inadvertently filed under a new registration statement number (No. 333-174388).

The Company intends to re-file the document with the EDGAR filing code tag “S-1/A” under registration statement No. 333-174091.

Should you have any questions or comments regarding this RW request, please do not hesitate to contact the undersigned at 905-695-4141 Ext: 230.

Sincerely,

Environmental Solutions Worldwide, Inc.

/s/ Mark Yung

Mark Yung,
Executive Chairman

cc: Joseph A. Baratta, Esq.
      Ernest Wechsler, Esq.

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